FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of May 2002

Rhodia

(Translation of registrant's name into English)

26, quai Alphonse Le Gallo
92512 Boulogne-Billancourt

France

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosures: A press release dated May 22, 2002 announcing the results of the Annual Shareholders Meeting.

Rhodia

PRESS RELEASE

ORDINARY AND EXTRAORDINARY MEETING OF RHODIA SHAREHOLDERS

Paris, May 22, 2002 – At the Annual Shareholders Meeting convened in Paris yesterday, an overwhelming majority of Rhodia's shareholders approved the resolutions submitted by the company's Board of Directors. The shareholders present or represented at this Ordinary and Extraordinary Shareholders' Meeting owned 47.207% of Rhodia's capital.

On the basis of the Group's financial results for 2001, and in line with recurrent net income, the Annual Shareholders' meeting approved the payment of a dividend of 0.18 per share (tax credit included) payable on July 1st, 2002, representing a pay-out ratio of 31% of recurrent net income, similar to that decided in 2001.

The Annual Shareholders' meeting notably approved the appointment of Walter Cirillo, who is responsible for the shared services platform in Brazil and Chairman of Rhodia Alliance* Brazil, to the Board of Directors as the representative of shareholders who are also employees of the Rhodia Group.

* Association of Rhodia employee shareholders.

Rhodia *is one of the world's leading manufacturers of specialty chemicals and a company resolutely committed to sustainable development. It provides a wide range of innovative products and services to the automotive, health care, cosmetics, apparel, new technology and environmental markets by offering its customers tailor-made solutions based on the cross-fertilization of its technologies and markets. Rhodia generated net sales of 7.2 billion in 2001 and employs 27,000 people worldwide. The Rhodia Group is listed on the Paris and New York stock exchanges.*

Contacts

Press Relations

Jean-Christophe Huertas	Tel: 33-1 55 38 42 51
Lucia Dumas	Tel: 33-1 55 38 45 48

Investor Relations

Angélina Palus	Tel: 33-1 55 38 42 99
Sylvie Marchal	Tel: 33-1 55 38 41 79

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2002

RHODIA

By: ____________________

Name: Pierre PROT

Title: Chief Financial Officer